

02005129

UNITED STATES
AND EXCHANGE COMMISSION
/ashington, D.C. 20549

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SEC FILE NUMBER
8- 29868

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 30 2002
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2000 (MM/DD/YY) AND ENDING JUNE 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SEQUOIA EQUITIES SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1777 BOTELHO DRIVE, SUITE 300
(No. and Street)

WALNUT CREEK, CA 94596
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK S. CARTER (925) 945-0900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

F. T. ANDREWS & CO.
(Name — *if individual, state last, first, middle name*)

100 PRINGLE AVENUE, SUITE 600, WALNUT CREEK, CA 94596
(Address) (City) (State) (Zip Code)

PROCESSED
FEB 19 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK S. CARTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEQUOIA EQUITIES SECURITIES CORPORATION, as of JUNE 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

V.P.

Title

Notary Public



MELINDA L. PEDERSEN
Commission # 1244626
Notary Public - California
Contra Costa County
My Comm. Expires Jan 1, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEQUOIA EQUITIES SECURITIES CORPORATION

FINANCIAL STATEMENTS
June 30, 2001 and 2000

F. T. ANDREWS & CO.
CERTIFIED PUBLIC ACCOUNTANTS

SEQUOIA EQUITIES
SECURITIES CORPORATION

INDEX TO FINANCIAL STATEMENTS
June 30, 2001 and 2000

F. T. ANDREWS & Co.
CERTIFIED PUBLIC ACCOUNTANTS

ONE WALNUT CREEK CENTER
100 PRINGLE AVENUE, SUITE 600
WALNUT CREEK, CA 94596

TELEPHONE (925) 979-0600
FAX (925) 979-0606
EMAIL fta@ftandrewscpa.com

Independent Auditors' Report

To the Board of Directors
Sequoia Equities Securities Corporation
Walnut Creek, California

We have audited the accompanying statements of financial condition of Sequoia Equities Securities Corporation as of June 30, 2001 and 2000 and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sequoia Equities Securities Corporation as of June 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

F. T. Andrews & Co.

August 3, 2001

SEQUOIA EQUITIES
SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION
June 30, 2001 and 2000

	2001	2000
ASSETS		
Cash	$ 14,449	$ 8,497
Other receivable	3,205	0
Total assets	$ 17,654	$ 8,497
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Due to affiliated company	$ 1,800	$ 900
Other payable	4,405	900
	6,205	1,800
Stockholders' equity:		
Common stock of $3.33 par value. Authorized 10,000 shares; Issued and outstanding 3,000 shares	9,999	9,999
Additional paid-in capital	83,596	68,206
Accumulated deficit	(82,146)	(71,508)
	11,449	6,697
Total liabilities and stockholders' equity	$ 17,654	$ 8,497

See accompanying notes to financial statements.

SEQUOIA EQUITIES
SECURITIES CORPORATION

STATEMENTS OF OPERATIONS
Years Ended June 30, 2001 and 2000

	2001	2000
Revenues:		
Concessions	$1,825,422	$ 606,591
Interest income	34	0
Total revenues	1,825,456	606,591
Expenses:		
Commissions	1,825,422	606,591
Other operating expenses	9,872	10,133
Total expenses	1,835,294	616,724
Loss before income taxes	(9,838)	(10,133)
Income tax expense	800	800
Net loss	$ (10,638)	$ (10,933)

See accompanying notes to financial statements.

SEQUOIA EQUITIES
SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended June 30, 2001 and 2000

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Stockholders' Equity
Balance at June 30, 1999	9,999	$ 56,766	$ (60,575)	$ 6,190
Capital contribution	0	11,440	0	11,440
Net loss	0	0	(10,933)	(10,933)
Balance at June 30, 2000	9,999	68,206	(71,508)	6,697
Capital contribution	0	15,390	0	15,390
Net loss	0	0	(10,638)	(10,638)
Balance, June 30, 2001	9,999	$ 83,596	$ (82,146)	$ 11,449

See accompanying notes to financial statements.

SEQUOIA EQUITIES
SECURITIES CORPORATION

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
Years Ended June 30, 2001 and 2000

	2001	2000
Subordinated borrowings at beginning of year, July 1, 2000	$ -	$ -
Increases	0	0
Decreases	0	0
Subordinated borrowings at end of year, June 30, 2001	$ -	$ -

See accompanying notes to financial statements.

SEQUOIA EQUITIES
SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS
Years Ended June 30, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net loss	$ (10,638)	$ (10,933)
(Increase) decrease in receivables	(3,205)	0
Increase (decrease) in payables	4,405	600
Net cash used by operating activities	(9,438)	(10,333)
Cash flows from financing activities:		
Capital contribution	15,390	11,440
Net cash provided by financing activities	15,390	11,440
Net increase in cash	5,952	1,107
Cash at beginning of year	8,497	7,390
Cash at end of year	$ 14,449	$ 8,497

Supplemental disclosures of cash flow information:

	2001	2000
Cash paid during the year for:		
Income taxes	$ 800	$ 800

See accompanying notes to financial statements.

SEQUOIA EQUITIES
SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
June 30, 2001 and 2000

1. Summary of Significant Accounting Policies

Method of Accounting

The accompanying financial statements are presented using the accrual method of accounting in accordance with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Description of Business

Sequoia Equities Securities Corporation ("the Company") was formed in March, 1983 and is a registered broker-dealer with the Securities and Exchange Commission and the State of California. The primary function of the Company is the brokering of real estate limited partnership units of partnerships formed by the Company's stockbrokers or other affiliates. The Company does not hold customer funds or invest in securities.

3. Income Taxes

Components of income tax expense are as follows:

	Federal	State	Total
2001 - Current	$ -	$ 800	$ 800
2000 - Current	$ -	$ 800	$ 800

At June 30, 2001 there are federal net operating loss carryforwards of approximately $82,000 and state net operating loss of approximately $41,000. The net operating losses will expire in the years 2003 through 2020 for federal and 2002 through 2010 for state.

SEQUOIA EQUITIES
SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
June 30, 2001 and 2000

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2001 and 2000, the Company had net capital of $11,449 and $6,697, respectively, which was $6,449 and $1,697 in excess of its required net capital of $5,000. The Company's net capital ratio was .5 to 1 and .3 to 1 respectively for the years ended June 30, 2001 and 2000.

5. Affiliate Expense Agreement

The Company is being charged by an affiliated Company a flat fee of $100 per month for its share of office operating expenses. Amounts owed under this agreement were $1,800 and $900 respectively, at June 30, 2001 and 2000.

SEQUOIA EQUITIES
SECURITIES CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2001

Net capital:			
Total stockholders' equity			$ 11,449
Deduct stockholders' equity not allowable for net capital			0
Total stockholders' equity qualified for net capital			11,449
Add:			
A.	Subordinated borrowings		0
B.	Other (deductions) or allowable credits		0
Total capital and allowable subordinated borrowings			11,449
Deductions and/or charges:			
A.	Non-allowable assets	$ -	
B.	Secured demand note deficiency	0	
C.	Commodity futures contracts and spot commodities proprietary capital charges	0	
D.	Other deductions and/or charges	0	0
Net capital before haircuts on securities positions			11,449
Haircuts on securities:			
A.	Contractual securities commitments	0	
B.	Securities collateralizing secured demand notes	0	
C.	Trading and investment securities	0	
D.	Undue concentrations	0	
E.	Other	0	0
Net capital			$ 11,449
Aggregate indebtedness:			
Items included in statement of financial condition			$ 6,205
Items not included in statement of financial condition			0
Total aggregate indebtedness			$ 6,205

SEQUOIA EQUITIES
SECURITIES CORPORATION

SCHEDULE I, (CONTINUED)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2001

Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6.67% of aggregate indebtedness or minimum dollar net capital requirement of $5,000)	$	5,000
Excess net capital	$	6,449
Excess net capital at 1000%	$	11,449
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5) as of June 30, 2001:		
Net capital as reported in Company's Part IIA (Unaudited) FOCUS report	$	11,449
Audit adjustments		0
Net capital per above	$	11,449

SEQUOIA EQUITIES
SECURITIES CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2001

During the year ended June 30, 2001, the Company carried no margin accounts, did not hold funds or securities for, or owe money or securities to customers. Therefore, the Formula for Determination of Reserve Requirements under Rule 15c3-3 was not applied since the various items required in the formula were nonexistent in the circumstances as described. A weekly determination of the required balance in the Special Reserve Account for the Exclusive Benefit of Customers. No deposits to this special account were required during the year ended June 30, 2001.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2001

The Company held no securities during the year ended June 30, 2001.

F. T. ANDREWS & CO.

CERTIFIED PUBLIC ACCOUNTANTS

ONE WALNUT CREEK CENTER
100 PRINGLE AVENUE, SUITE 600
WALNUT CREEK, CA 94596

TELEPHONE (925) 979-0600
FAX (925) 979-0606
EMAIL fta@ftandrewscpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Sequoia Equities Securities Corporation
Walnut Creek, California

In planning and performing our audit of the financial statements of Sequoia Equities Securities Corporation (the Company) for the years ended June 30, 2001 and 2000, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

F.T. Andrews & Co.

F. T. ANDREWS & Co.
CERTIFIED PUBLIC ACCOUNTANTS

ONE WALNUT CREEK CENTER
100 PRINGLE AVENUE, SUITE 600
WALNUT CREEK, CA 94596

TELEPHONE (925) 979-0600
FAX (925) 979-0606
EMAIL fta@ftandrewscpa.com

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2001 and 2000, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

F. T. Andrews & Co.

August 3, 2001